BioHarvest Sciences Awarded $1.6 Million USD Grant from the Israeli Innovation Authority to Advance Second-Generation Botanical Synthesis Platform

Vancouver, British Columbia and Rehovot, Israel – December 18, 2025 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”), (NASDAQ: BHST) (FSE: 8MV0), a biotechnology company pioneering its proprietary Botanical Synthesis™ platform, today announced that it has been awarded a $1.6 million grant from the Israeli Innovation Authority (IIA). The grant was approved under the IIA’s Bio-Convergence program, which supports technologies at the intersection of biology, engineering, data science, and artificial intelligence.

The non-dilutive funding will support the development of new innovative capabilities for BioHarvest’s second-generation Botanical Synthesis™ process, enabling the Company to continue advancing its biotechnology innovation while maintaining a strong balance sheet.

The grant will be used to accelerate:

•Integration of artificial intelligence–based tools for process optimization, data analytics, and real-time decision-making

•Significant increases in bioreactor size, supporting higher-volume production and improved unit economics

•Expanded autonomous manufacturing functions, enhancing scalability, reproducibility, and operational efficiency

The Israeli Innovation Authority selected BioHarvest as one of the companies operating within the Bio-Convergence domain, recognizing the Company’s differentiated approach to producing plant-based active compounds through controlled plant cell culture rather than traditional agriculture.

Importantly, as a result of prior equity transactions, BioHarvest is fully funded to execute its current strategic and operational plans and maintains a strong balance sheet with approximately $25 million in cash. The IIA grant further strengthens the Company’s financial position by supporting advanced R&D without shareholder dilution.

"This non-dilutive grant from the Israeli Innovation Authority is the first received through the efforts of our Strategic Grants team, and it is both a validation of our technology leadership and a strategic financial advantage,” said Ilan Sobel, CEO of BioHarvest. “It allows us to accelerate the evolution of our Botanical Synthesis™ platform by integrating AI, automation, and larger-scale bioreactors, while preserving capital and maintaining balance-sheet strength as we move toward our second-generation manufacturing capabilities.”

The grant was provided by the Israel Innovation Authority in the form of a non-dilutive, zero-interest loan. Repayment is contingent upon the achievement of certain predefined commercial milestones and is expected to be made solely from future revenues generated by the funded project. No equity or equity-linked instruments were issued in connection with the grant.

The Israeli Innovation Authority is a government entity dedicated to fostering Israel’s innovation ecosystem by supporting companies across all stages of technology development, from early research through industrial deployment.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Contacts:

BioHarvest Corporate Contact:
Dave Ryan, VP Investor Relations
+1 (604) 622-1186
info@bioharvest.com